# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Q32 Bio Inc., CIK 0001661998
CUSIP: 746964105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002018299

## Reporting persons
- Boxer Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,149,310; sole dispositive power 0; shared dispositive power 3,149,310; aggregate amount beneficially owned 3,149,310 (13.3% of the class)
- Boxer Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,149,310; sole dispositive power 0; shared dispositive power 3,149,310; aggregate amount beneficially owned 3,149,310 (13.3% of the class)
- Boxer Holdings GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,149,310; sole dispositive power 0; shared dispositive power 3,149,310; aggregate amount beneficially owned 3,149,310 (13.3% of the class)
- Aaron Davis: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,149,310; sole dispositive power 0; shared dispositive power 3,149,310; aggregate amount beneficially owned 3,149,310 (13.3% of the class)

## Item 1. Issuer
Name of issuer: Q32 Bio Inc.
Address of issuer's principal executive offices: 830 Winter Street, Waltham, MA 02451

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by (collectively, the "Reporting Persons"):
Boxer Capital Management, LLC ("Boxer Capital")
Boxer Holdings, LP
Boxer Holdings GP, LLC
Aaron Davis
Address of principal business office or, if none, residence:
The business address of each Reporting Person is:

12860 El Camino Real, Suite 300, San Diego, CA 92130
Citizenship:
Boxer Capital Management, LLC is a Delaware LLC.
Boxer Holdings, LP is a Delaware LP.
Boxer Holdings GP, LLC is a Delaware LLC.
Aaron Davis is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference. Such percentage is based upon 23,681,415 shares of the Issuer's Common Stock outstanding, which is comprised of 16,956,415 shares out as of May 1, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026 plus 6,725,000 shares of common stock issued in the private placement of equity securities by the Issuer that closed on May 28, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boxer Capital Management, LLC: /s/ Aaron Davis, Boxer Capital Management, LLC, by Aaron Davis its Manager (07/10/2026)
- Boxer Holdings, LP: /s/ Aaron Davis, By Boxer Holdings, LP, by Boxer Holdings GP, LLC, its General Partner, by Aaron Davis its Manager (07/10/2026)
- Boxer Holdings GP, LLC: /s/ Aaron Davis, By Boxer Holdings GP, LLC by Aaron Davis, its Manager (07/10/2026)
- Aaron Davis: /s/ Aaron Davis, By Aaron Davis, an individual (07/10/2026)